Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated February 26, 2008 relating to the financial statements of Oasis Group, Inc. (a corporation in the development stage) (which report expresses an unqualified opinion and includes an explanatory paragraph that states Oasis Group Inc.’s business plan is dependent upon completion of an adequate financing through a Proposed Public Offering, which raises substantial doubt about its ability to continue as a going concern) appearing in the prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading ‘‘Experts’’ in such prospectus.

/s/ PKF
PKF, Certified Public Accountants, A Professional Corporation
Los Angeles, California
March 3, 2008